Principal Life Insurance Company 711 High Street, Des Moines, IA 50392 515 247 5111 tel

January 10, 2023

VIA EDGAR

Sonny Oh

Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office

100 F Street NE
Washington DC 20549

RE:	Principal Life Insurance Company
Principal® Outcome Protector Index-Linked Deferred Annuity
File No.: 333-267959
First Pre-Effective Amendment to the Registration Statement on Form S-1

Dear Sonny:

This letter responds, on behalf of the Registrant, Principal Life Insurance Company (the “Company”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the registration statement on Form S-1 filed by the Company, which comments you communicated to me by letter dated December 19, 2022. The Company filed the registration with the Commission on October 20, 2022, pursuant to the Securities Act of 1933. The Company will make changes in response to Staff comments as described below in a pre-effective amendment that will be filed with the Commission pursuant to Rule 472 under the Securities Act (Pre-effective Amendment No. 1).

General Comments

1.    Please confirm that all missing information, including all appendices, exhibits information about the Company, and financial statements, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response: Confirmed.

2.    Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company’s obligations under the Contract or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response: Company hereby supplementally confirms that there are no guarantees or support agreements with third parties to support any of Company’s obligations under the Contract and Company will be solely responsible for any benefits or features associated with the Contract.

3.    The staff would generally expect the Indices to be broad based securities indexes. With respect to the SG Smart Climate Index (“Index”), please confirm supplementally whether: (i) the Index and the methodology used to calculate the Index will be publicly available; (ii) all components of the Index will be actively traded; and (iii) the Index can be replicated by unaffiliated third parties.

In your response, please provide a link to a publicly available website describing each Index. We may have further comments after you provide this information.

Response: Confirmed. The Index websites are as follows:

•	SG Smart Climate - https://www.sg-smart-climate.com;
•	S&P 500 - https://www.spglobal.com/spdji/en/indices/equity/sp-500/#overview;
•	Russell 2000 - https://www.ftserussell.com/products/indices/russell-us; and
•	MSCI EAFE - https://www.msci.com/eafe/.

4.	Product Name

The staff believes the product name could imply that the product fully protects your investment. Therefore please delete “Protector” from the product name or otherwise add an appropriate modifying term to the name.

Response: The Company has not made the requested change.  The Company supplementally responds and respectfully disagrees that the term “Protector” implies full protection of the investment.  Instead, it is intended to convey to an investor that there is some level of protection, which there is, but without a guarantee of complete protection. Also, the limits of the downside protection are fully and prominently disclosed in the prospectus, so any investor who reads the prospectus will know the product does not offer full protection of their investment.

In Company’s view, we don’t believe an ordinary investor likely would interpret the inclusion of this word to mean that the product provides 100% protection.  Moreover, in surveying the RILA industry, it is Company’s view that the product names for competitors’ RILA products with similar protective features are more promissory in nature than the term “Protector” is.  Accordingly, it is Company’s position that our being unable to similarly convey to investors that there’s some protection would put us at a competitive disadvantage.  Also, the Company believes an ordinary investor would not think this product, because of the name, would offer more protection than competitors’ products based on their products’ names.

5.	Front Cover Page

a.	On the front cover page, please add the following disclosure:

i.	The Contract does not provide tax deferral benefits, beyond those already provided under the Internal Revenue Code, for Contracts purchased as a qualified contract.

ii.	Amounts withdrawn from the Contract may also be subject to taxes and a 10% federal penalty if taken before age 59 ½.

iii.	The Contract is not appropriate for investors who plan to take withdrawals beyond the Free Withdrawal Amount or surrender the Contract during the first six Contract Years due to the imposition of Withdrawal Charges and/or the Bond Adjustment.

iv.	Partial/full withdrawals, annuitization and Death Benefit payments, if made or taken during a Segment Term, could significantly reduce the values under the Contract and the amount of interest credited at the Segment End Date due to the Segment Interim Value adjustment, Bond and Equity Adjustments, and Surrender Charges. Please state that these charges and adjustments could reduce the amount received to less than the protection provided by the Floor or Buffer applicable to the Index-Linked Segment Options.

Response for all of Comment 5(a): The Company has made the requested additions.

b.	Please simplify the third sentence in the fourth paragraph for clarity. For example, please revise the disclosure to plainly state that Contract Accumulated Value will be subject to adjustments to reflect changes in the value of the reference Index at the time of cancellation if it has been allocated to a Segment Option.

i.	The fourth paragraph also page states that “[u]pon cancellation you will receive either a full refund of your Premium Payment or your total Contract Accumulated Value.”

Please also provide details of how these refund alternatives impact Premium Payments held in the Initial Holding Account discussed in the next paragraph in the fuller discussion of the cancellation of the Contract.

ii.	Please also clarify whether all Premium Payments are first held in an Initial Holding Account or if investors can choose to go straight into a Segment Option.

Response to Comment 5(b): The Company has made the requested additions.

c.	Revise the seventh paragraph to disclose that the registrant’s obligations under the contract are subject to the creditworthiness and claims paying ability of the registrant.

Response to Comment 5(c): The Company has made the requested addition.

d.	Please set the fifth and sixth sentences of the eighth paragraph (former is reference to Risk Factors) off from the rest of the paragraph so they are more visible and prominent. Please also bold the sixth sentence.

Response to Comment 5(d): The Company has made the requested revisions.

6.	Table of Contents

Please note that the Summary should precede the Risk Factors section, which, in turn, must be before anything else (other than the summary) in the prospectus. See Regulation S-K §503(c).

Response to Comment 6: The Company has made the requested revision.

7.	Glossary

a.	Notwithstanding this glossary, for clarity, please consider revising the prospectus to include plain English explanations of defined terms in the body of the prospectus on first use.

Response to Comment 7(a): The Company has made such additions in various parts of the prospectus.

b.	In “Annuitization (Annuitize)" and “Free Surrender Amount,” please clarify supplementally why a Bond Adjustment or an Equity Adjustment would be applied at the Segment End Date and revise as applicable here and throughout the prospectus, see, e.g., “Free Surrender Amount.”

Response Specific to 7(b): Company hereby supplementally states that a Bond Adjustment applies at all times due to the desire to have the underlying investments backing up the Contract pretty closely match up with the Company’s obligations under the Contract. The Equity Adjustment does not apply on a Segment End Date.

c.	Please revise definition of “Bond Adjustment” in plain English and explain the more complicated details of definition in body of prospectus.

In fuller discussion of definition, please disclose and highlight the circumstances, which tend to result in a negative adjustment.

Response to Comment 7(c): The Company has made the requested revisions.

d.	The end of “Buffer Rate” refers to “loss of principal, credited interest and/or prior earnings.” Please be consistent with this phrase throughout the prospectus where applicable, for example, see last sentence of “Segment Credit.”

Response to Comment 7(d): The Company has revised the language throughout the prospectus to say, “loss of principal and/or prior earnings.”

e.	In “Cap Rate,” confirm here and elsewhere whether 20% and other example rates provided for other features are realistic rates given the current economic environment. If not, please revise the rates used where appropriate.

Response Specific to 7(e): Confirmed.

f.	In “Crediting Base” please clarify the meaning of “proportional,” and point out the Crediting Base is only a reference value to make sure transactions affecting amounts invested in the Segment are reflected to date and is not itself an indication of how much is available before the end of a Term for a transaction.

Please also clarify what is meant by saying "negative adjustments ... are generally ... always negative."

Please also note that the Crediting Base is not the same as the Segment Interim Value since the former is based on an estimate of the value of the amount in the Segment before the end of the Term.

Response Specific to 7(f): The Company has revised this definition to make these provisions clearer.

g.	Please revise definition of “Equity Adjustment” in plain English and explain more complicated details of definition in body of prospectus.

In fuller discussion of definition, please disclose and highlight the circumstances, which tend to result in a negative adjustment.

Response Specific to 7(g): The Company has made the requested revisions.

h.	In “Lock-In Threshold” please add a sentence that an upper threshold may be set to lock in gains and a lower threshold may be set to limit losses.

Response Specific to 7(h): The Company has made the requested revision.

i.	For “Premium Payment (Total Premium Payment),” please use one term. The use of two similar terms with the same meaning is not necessary and makes for more confusing disclosure.

Response Specific to 7(i): The Company has made the requested revision.

j.	“Surrender Value” only refers to being subject to a Bond Adjustment, but at other points the prospectus states Surrender is subject to both an Equity Adjustment and a Bond Adjustment (see, e.g., Liquidity Risk Generally on page 9). Please revise the prospectus throughout to clarify exactly which adjustments apply and when.

Response Specific to 7(j): The Company has made the requested revisions.

8.	Risk Factors (page 7)

Please consider ways to make the Risk Factors section more investor friendly. As it stands, the section is quite dense. Consider whether additional bullet points or headings can be added for clarity.

a.	At end of the second sentence of “Risk of Loss in Exercising Free Look,” please confirm accuracy of underlined word in clause “and minus any applicable federal and state income tax withholding.”

Response Specific to 8(a): Confirmed.

b.	Please revise the sixth paragraph under “Index Performance Risk” to caution investors that the amounts they invest are not placed in a registered separate account and that their rights under the contract to invested assets and the returns on those assets are subject to the claims paying ability of the registrant. Please also address what insulation non-unitized separate accounts provide, if any, from the claims of other general creditors of the registrant.

Response Specific to 8(b): The Company has made the requested revisions.

c.	Add the third sentence of the description of the MSCI EAFE Price Return Index under “Index Performance Risk” to its description on page 25.

Response Specific to 8(c): The Company has made the requested revision.

d.	The last sentence under “Liquidity Risk – Liquidity Risk Generally” refers to adverse tax consequences. Please specify what they are.

Response Specific to 8(d): The Company has made the requested clarification.

e.	In “Liquidity Risk – Limits on Transfers,” please point out what happens to invested assets if investors do not notify the Company of their choices, e.g., a default automatically reinvested in a segment of the same type (same index and same upside and downside limits) or to a segment with a cap that investors might find unacceptable, and in either case, without an opportunity to reallocate assets until the end of the segment.

Response Specific to 8(e): The Company has made the requested clarification.

f.	In “Liquidity Risk – Consequences of Withdrawals/Surrenders Generally,” in pointing out that indexed annuities carry a risk of principal loss, please also note the following:

i.	Because of adjustments and charges are imposed when amounts are withdrawn before either the end of a surrender charge period or the end of a segment, these withdrawals can result in a loss of principal even if index performance has been positive.

ii.	Ongoing contract charges associated with amounts investments in the indexed annuities, could also cause amounts available for withdrawal to be less than what has been invested, even if index performance has been positive.

iii.	Point out whether the limits on downside loss are for the duration of the segment or for a different period such as one year, and that amounts held for multiple segments can result in larger losses than that indicated by the stated limit for a single segment.

Response for all of 8(f): The Company has made the requested revisions and clarifications.

g.	In “Liquidity Risk – Consequences of Withdrawals/Surrenders Generally,” revise the second sentence of the first paragraph from “where the Index is performing” to “even where the Index is performing, see. e.g., “even if” in last sentence of second paragraph under “Segment Interim Value Risk” on page 10.

Response Specific to 8(g): The Company has made the requested revision.

h.	Please revise the heading “Insurance Company Risks” on page 10 as “Credit Risks” or something similar and in the first sentence, revise “the guarantees under” as “the obligations under.”

Response Specific to 8(h): The Company has made the requested revision.

i.	Briefly summarize the point of the calculation described in the third sentence of the first paragraph under “Segment Interim Value Risk,” i.e., to provide the current estimate of the value of the Segment at the end of the Segment.

Please bold the last sentence of the second paragraph.

Also please clarify the meaning of the first sentence of the third paragraph, i.e., negative adjustments would seemingly always be negative.

Response Specific to 8(i): The Company has made the requested revisions and clarifications.

j.	In “Buffer and Floor Rate Risk” please clarify first in the second sentence of the second paragraph that the Floor Rate or Buffer Rate is expressed as to a single Segment, and this means that, over the course of multiple Segments, the cumulative loss could be in excess of the Buffer Rate or Floor for a single Segment.

Please also clarify that the Buffer and Floor rates apply to the entire applicable Segment Term, i.e., not an annual rate so protection will be less for a time less than the Segment Term.

Response Specific to 8(j): The Company has made the requested revisions and clarifications.

k.	If true, please revise and bold the last sentence of the second paragraph of “Cap Rate and Participation Rate Risk” appearing on page 11, to make it clear that 0.50% represents the guaranteed minimum Cap Rate or otherwise disclose this value.

Response Specific to 8(k): The Company has made the requested revision.

l.	If true, please revise and bold the fourth sentence of the fourth paragraph of “Cap Rate and Participation Rate Risk” appearing on page 11, to make it clear that 5.00% represents the guaranteed minimum Participation Rate or otherwise disclose this value.

Response Specific to 8(l): The Company has made the requested revision.

m.	In “Segment Lock-In Risk, there is no explanation in the prospectus as to why exercising the lock-in would make the last sentence of the first paragraph so. Please briefly explain here and in the Summary, with a more detailed explanation in the Lock-In Feature section of the prospectus.

For the first sentence of the second paragraph, please supplementally explain to the staff why investors will not know the Locked-In equity adjustment in advance.

Response Specific to 8(m): Company hereby supplementally states that the Equity Adjustment won’t be calculated until the end of the Valuation Day that immediately follows the Contract owner’s exercise of the Lock-In. The following language was added at the end of the first sentence of the next paragraph of that subsection to make that point clearer: “because the Equity Adjustment is calculated at the end of the Valuation Day.”

n.	With respect to the last sentence of the fourth paragraph of “Cap Rate and Participation Rate Risk,” please disclose where applicable which Segment Options have both a Cap and Participation Rate and when both apply, and be clear about the interaction of these two features.

i.	With respect to the second sentence of the first paragraph of “Segment Option and Index Availability Risk,” please disclose that the returns investors may have anticipated may not be available in those circumstances, and in any other circumstances where discretion to discontinue the index in the middle of a segment is reserved.

ii.	In the second sentence of the second paragraph, replace “Segment Term” with “Segment Start Date” and provide more specifics as to when Cap and Participation Rate information for the next Segment Term will be available.

Please disclose the gap of time resulting from the 15-day notice of how to obtain Cap and Participation Rates and the notice that needs to be given two days before the Segment Start Date. Please also note the resulting risk that an investor may not timely provide notice of a desired transfer and the consequences of that failure. Please provide the same disclosure in the Summary under the second question on page 15 as well as the body of the prospectus.

iii.	Please delete the third sentence of the second paragraph, as the fourth sentence appears to address the same concern.

iv.	Please also disclose whether the Company reserves the right to change floors or buffers from segment to segment and that investors may find as applicable the choices of new segments with the different caps, participation rates, floors or buffers unacceptable. Please also disclose the guaranteed minimum rates for both the Buffer and Floor Rates.

v.	In first sentence of third paragraph, please revise “Index” as "Index or Index- Linked Segment Option."

vi.	Disclose that there is no guarantee that any Index-Linked Segment Option will always be available in the future, except that the Company will always offer at least one Index-Linked Segment Option for investment, see, e.g., third paragraph under "Discontinuation or Substitution of an Index" on page 31.

In doing so, please also disclose that such option will include an index that is comparable to an index currently offered or otherwise explain how the Company will address investor rights in connection with such a change.

Response for all of 8(n): The Company has made the requested revisions and clarifications.

9.	Summary (page 13)

a.	In “What are the available Segment Options*?” please also clarify which Segment Options are Capped, Uncapped, and with or without Participation Rates as well as all applicable rates.

Please also be sure to explain thoroughly the 1-Year Segment with 0% Floor where most appropriate and per comment above include all other applicable rates.

Response Specific to 9(a): The Company has made the requested revisions and clarifications. Information about the 0% Floor was added to 7. INDEX-LINKED SEGMENT OPTION MECHANICS – Segment Interim Value.

b.	In “Where is my Premium Payment held before the initial Segment Term?” please describe how long it might be between the Contract Date and the next Segment Start Date, and note the fact that investments earn only a fixed rate during that time as a risk factor.

Response Specific to 9(b): The Company has made the requested revision.

c.	As a general matter, the summary should provide a brief outline of the operation of the product. This should include a description of the following:

i.	Brief overview (big picture) of Indexed-Linked Segment Options before delving into components.

ii.	The reference index or indices.

iii.	The caps, participation rates, the floors and/or buffers, including when and how they are reset, as well as what notice will be provided or rights to reject.

iv.	The lengths of the segments.

v.	If multiple segments, indices, caps and/or buffers are available, the staff encourages the use of charts to describe the combination of options available.

Response Specific to 9(c): The Company has made the requested revisions.

d.	The summary should also include a brief description of any rights the Company has to change or discontinue an index, either at the end or in the middle of a segment, and not to renew segments that offered downside protections of a particular level. The summary should note if a Company has the right to recalculate index performance from the beginning of a segment using a new index introduced in the middle of a segment.

Response Specific to 7(h): The Company has made the requested revision.

e.	In “How is interest applied to my investment in a Fixed Segment Option?” please confirm that the Guaranteed Minimum Interest Rate of 0.05% aligns with current minimum state non-forfeiture rates.

Response Specific to 9(e): Confirmed.

f.	In “How is the value of my investment in an Index-Linked Segment Option calculated before the end of a Segment Term?” on page 15, the disclosure only answers the question as to how investment value is calculated by referring to defined terms. Please revise or in addition, provide a plain English description of what Segment Interim Value is, for example, the current estimate on any date before the end of a Segment of the value of the Segment at the end of the Segment based on the expected value of the reference index. In addition, disclose what charges and adjustments are imposed if investors (or their beneficiaries) withdraw funds from a segment before the end of the segment.

If any adjustment (e.g., Equity Adjustment) may result in a loss to the investor even if the reference index at the time of withdrawal is higher than the beginning of the segment, note that in the summary in bold.

Response Specific to 9(f): The Company has made the requested revisions.

g.	Please also more fully explain Segment Interim Value in the Summary, which should point out that it is the value available for certain “Surrenders,” and summarize how it's calculated and why it's calculated in the way it is, before “Prior to the end of a Segment Term for a Segment Option, what are my options under the Contract?” In doing so, please also point out that surrenders before the end of a Segment are then separately subject to a Bond Adjustment and the purpose of that adjustment.

Response Specific to 9(g): The Company has further described the term “Segment Interim Value” in the new Q&A of Q: What is the Segment Interim Value and how does it factor into a Surrender under the Contract? In doing so, Company moved certain information from the Q&A “How is the value of my investment in an Index-Linked Segment Option calculated before the end of a Segment Term?” to this new Q&A.

h.	In “What is the optional Rate Enhancement Rider?” on page 15, please describe whether investors will be made aware of either the expected numerical difference between the regular and enhanced participation rate, or whether there will be no indication of the value of that rider at the time the investor must make a purchase decision. In the latter case, please disclose the fact that the investor will not know the actual difference between the two in any Segment at the time the investor must decide to purchase the rider as a risk in the Risk Factors section.

Response Specific to 9(h): The Company has made the requested revision.

i.	In “What is the Bond Adjustment?” on page 16, please revise the response here and throughout the prospectus to put into context why the adjustment is being made (including during and at the end of the Segment Term).

Response Specific to 9(i): The Company has made the requested revisions.

j.	In “What fees and charges apply under the Contract?” on page 16, the summary should include a listing of all transactional and ongoing expenses. This typically includes the surrender charge, any ongoing contract charge for investing in an indexed annuity, and other administrative charges (e.g. transfer charges to new segments).

Reconcile with Section 4 Fees and Charges, which includes other charges.

Response Specific to 9(j): The Company has made the requested clarification.

10.	Fees and Charges (page 18)

a. The “Surrender Charge Example” should solely clarify the dollar amount of the charge.

How the Crediting Base is affected by a transaction such as a surrender should be described in a separate section, with examples, both for during the Segment and for the Segment End Date. This should also include a narrative description of how and why proportional changes for such transactions to the Crediting Base take place before any examples are provided. Please be clear here and throughout that Segment Interim Values do not themselves take into account the Bond Adjustment, which is separately calculated.

b. In bullet point at bottom of page 18 under “Surrender Charge Example,” please note that this is the only time the term “Total Accumulated Value” is used. Please define the term or delete.

This bullet point appears to reflect the proportional reduction in Crediting Base based on the ratio of the withdrawal to the Segment Interim Value. Please explain concepts and examples consistently, here for example, reconcile with “Negative Adjustments to Crediting Base Examples” on page 29.

c. In the second and third bullet points on the next page, please disclose respectively from where the Bond Adjustment and Surrender Charge amounts are deducted.

Response for all of Comment 10: The Company has made the requested revisions and clarifications.

11.	Purchasing the Contract (page 22)

a. Please confirm the accuracy of the last sentence of the fourth paragraph under “Contract Owners Rights” on page 23, i.e., not clear why this would be required.

Response Specific to 11(a): Company has deleted this sentence.

b. For “Distribution of the Contract” on page 24, please be sure to include disclosure in response to the Instructions to Item 508(a) of Regulation S-K (e.g., best efforts or other).

Response Specific to 11(b): Company has made the requested revisions.

12.	Index-Linked Segment Option Mechanics (page 25)

a.	Please provide a complete overview of how an Index-Linked Segment Option works including each of its components, You may cross-reference to other sections for further details.

b.	Aside from lengths of the Segments being offered, please disclose the minimum and maximum amounts that can be put into the segments.

c.	For “Information About the Indices” please note the volatility of the indices being offered, e.g., Russell 2000 on page 8.

d.	In the first “Cap Rate” bullet point under “Segment Credits on Segment End Date” on page 26 the Company should state the measurement period for the Cap. If a cap is in fact stated for the duration of the segment and that segment is more than one year, the Company should clarify that the Cap for that segment would be less if measured on an annual basis.

Apply to Floors and Buffers in third and fourth bullet points below as well.

Response for 12(a) through (d): Company has made the requested revisions and clarifications.

e.	In “Negative Adjustments to Crediting Base - Impact of Negative Adjustments” on page 30, please explain the term “proportionally” in the third sentence.

Response Specific to 12(e): The Company revised the existing language to clarify Company’s intent. Similar revisions were made to other sections of the prospectus addressing the same topic.

f.	In item 5) following the “RMD Withdrawal Example” on page 30, please explain the “Min ($5,162.33, $4,500.00)” value.

Response Specific to 12(f): The Company has made the requested clarification.

g.	In “Optional Rate Enhancement Rider – Rider Benefit” please disclose whether there is any guaranteed minimum increase associated with the rider.

Response Specific to 12(g): The Company has made the requested revision.

h.	In “Optional Rate Enhancement Rider – Rider Termination” please highlight the last sentence of the section and add it to “Risk Factors.”

Response Specific to 12(h): The Company has made the requested revisions.

i.	For “Discontinuation or Substitution of an Index” on page 31, the Company should specify how it would measure performance over the course of a segment if the index is changed in the middle of a segment. If the Company reserves the right to recalculate index performance as if the index had been in place from the beginning, that fact should be noted in the summary and in the risk section.

Response Specific to 12(i): The Company has made the requested revision.

j.	The first sentence of the third paragraph under “Segment Lock-in Feature” on page 31, states that “Upon exercising a lock-in, the Owner will receive a Segment Credit equal to the locked-in Equity Adjustment on the Segment End Date.

Please clarify basis for Segment Credit to be received, i.e., Equity Adjustment is not a term associated with Segment End Date including whether Cap/Participation Rates and Floor/Buffer still have impact at Segment End Date.

Bold the second sentence of the third paragraph and provide in the Summary as well. Please also clarify whether this sentence means the lock-in can essentially shorten the Term.

With respect to the third to last paragraph of the section, please explain the advantages and disadvantages of selecting a higher/positive threshold and lower/negative threshold.

Response Specific to 12(j): The Company has made the requested revisions.

13.	Options at End of Segment Term (page 32)

a.	The last sentence of the second bullet point states “If you wish to Transfer, you must Notify us at least two Valuation Days prior to the Segment End Date.” Please disclose whether this also applies to the election to remain in the same Segment Option.

b.	In the first paragraph following the third bullet point, disclose what, if any, changes may occur with Cap/Participation Rates if Accumulated Value is automatically re-invested in the same Segment Option. Please apply the same if the same Segment Option is no longer available for automatic reinvestment.

c.	With respect to the fifteen (15) days advance notice discussed in the last paragraph, please disclose what form of notice will be provided including how and where Cap, Participation, and annual interest rates will be provided.

Response for all of 13: The Company has made the requested revisions.

14.	Withdrawals (page 34)

Please add examples to demonstrate the interaction between Withdrawals and Index- Linked Segment Options.

Response for 14: In this section Company has added language directing the reader to go to Sec. 7 to see examples demonstrating the interaction between withdrawals and Index-Linked Segment Options.

15.	Death Benefit (page 35)

a.	In the second to last paragraph under “General Death Benefit Provisions,” clarify which Annuity Options this paragraph applies to, i.e., only options with a Period Certain.

b.	For item 1 under “Death Benefit” please clarify whether the Equity Adjustment, other charges, and prior Surrenders should also be included, i.e.,. Accumulated Values would also include Segment Interim Value calculations. Reflect in ensuing examples as well.

c.	For item 2 under “Death Benefit” please revise the references to “adjustment” as "proportional adjustment" and explain more clearly the proportional aspect here as well as in examples.

Please also be more precise and clear about assumptions for examples provided. For example, Death Benefit Example 1, clearly disclose whether all monies were allocated to a single Index-Linked Segment Option and whether the death benefit was paid prior to the Segment End Date.

d.	In Item 2 in the “Example of Adjustment to Total Premium Payment for a Partial Surrender or Partial Annuitization” on page 37, please explain more clearly how the proportional reduction for the partial withdrawal is determined/calculated.

Response for all of 15: The Company has made the requested revisions and clarifications.

16.	Annuitization (page 38)

a.	Under “Partial Annuitization” please disclose in what order amounts for annuization are made (e.g., taken proportionally from all balances) and whether the investor can specify a particular priority.

b.	In the paragraph following the first set of bullet points describing the four annuity options on page 40, please clarify what the “minimum annuity benefit payment amount” is referring to and its significance or impact on these "other annuity benefit options."

Response for all of 16: The Company has made the requested revisions and clarifications.

17.	The General Account (page 45)

Please replace “claims paying ability at the end of the first sentence with “creditworthiness and claims paying ability.”

Response for 17: Company has made the requested revision.

18.	Misstatement of Age or Gender (page 46)

Please explain impact curing Accumulation phase as well.

Response for 18: Company has made the requested revision.

19.	Appendix B

a.	Revise and arrange examples to reflect both when the index is up at the time of withdrawal and when the index is down. In addition, because the value of derivatives include a value attributable to uncertainty the further in time the derivatives are from their expiration date, examples involving adjustments based on derivative valuation should also include withdrawals taken early in the segment and taken later in the segment.

b.	The effect of the surrender charge should be incorporated into the examples. Free withdrawal amount should be reflected in the examples as well.

c.	Examples should note in bold, next to the assumed index percentage change, what is the percentage change in the remaining balance as a result of applying the withdrawal, i.e., remaining Crediting Base after Surrender.

d.	As a general matter, the current examples require more narrative to make them easier to follow and should, for example, explain calculations made to obtain each value when applicable.

Response for all of 19: The Company has made the requested revisions and clarifications.

20.	Part C Exhibits

Please confirm that every exhibit, even if filed as part of the filing, as well as any documents incorporated by reference into the registration statement has been hyperlinked.

Response for 20: Confirmed.

If you have any questions, please contact me at 515-362-2384.

Sincerely,

/s/ Doug Hodgson

Doug Hodgson
Counsel, Registrant